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VIA EDGAR TRANSMISSION, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Mary K. Fraser, Attorney-Advisor
Vanessa Robertson, Staff Accountant
Lisa Vanjoske, Staff Accountant

Re:	Novacea, Inc.
Registration Statement on Form S-1, filed February 10, 2006
File No. 333-131741

Ladies and Gentlemen:

On behalf of Novacea, Inc. (“Novacea” or the “Company”), we confirm receipt of the letter dated March 13, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Novacea, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Novacea’s responses follow the Staff’s comments set forth below.

Simultaneously with the filing of this letter, Novacea is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates Novacea’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1, which is specifically marked to show changes made to the Registration Statement, are being submitted to the Staff via overnight courier.

Comments applicable to the entire filing

1.	Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

United States Securities and Exchange Commission

March 28, 2006

Novacea acknowledges the Staff’s comment and confirms to the Staff that a currently dated and appropriately signed consent from the Company’s independent accountants will be included in the amendment for which the Company will request effectiveness.

2.	We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

• Summary Financial Data	• The Option Grants Table
• Use of Proceeds	• Shares Eligible For Future Sale
• Capitalization	• The Principal Stockholders Table
• Dilution	• Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.

Novacea acknowledges the Staff’s comment. Novacea acknowledges that, prior to circulating the prospectus, it will file a pre-effective amendment to the Registration Statement that will include a price range. Novacea further acknowledges that, when it files a pre-effective amendment that includes a price range, the price range must be bona fide.

3.	Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Novacea does not intend to include any graphic, photographic or artistic materials on the inside cover of the printed prospectus.

4.	Although your exhibit index indicates that you are seeking confidential treatment for a number of exhibits, you do not appear to have filed an application for confidential treatment. Please note that Rule 406 of Regulation C specifies that the application is to be filed at the same time the registration statement is filed. Please file the application as soon as possible. We will not be in a position to accelerate effectiveness of your registration statement until all issues relating to your confidential treatment request have been resolved.

Novacea filed its confidential treatment request under separate cover on February 15, 2006. A courtesy copy of such confidential treatment request was delivered to the Staff on February 16, 2006.

United States Securities and Exchange Commission

March 28, 2006

5.	In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of technical jargon that needs to be replaced.

•	Androgen-independent prostate cancer
•	Hormone-refractory prostate cancer
•	Registration trial
•	Glioblastoma multiforme
•	Tissue-targeted cytotoxic prodrug
•	Potent topoisomerase II inhibitor
•	ASCENT-2 Phase 3 clinical trial
•	High-dose pulse administration technology
•	Myelodisplastic Syndrome
•	B-cell malignancies
•	Pivotal Phase 3 clinical trial
•	Hypercalcemia
•	Hypercalciuria
•	neutropenia

To the extent that these terms cannot be replaced by suitable alternatives, please revise to explain the meaning of these terms the first time each one is used.

Novacea acknowledges the Staff’s comment and has revised its disclosure to minimize the use of technical jargon. With respect to those terms which Novacea believes cannot be replaced by suitable alternatives, Novacea has revised the disclosure to explain such terms and phrases the first time they are used in Amendment No. 1.

6.	You have created a number of acronyms for use in this document that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include:

•	GBM
•	AIPC
•	HDPA
•	NSCLC
•	MDS

United States Securities and Exchange Commission

March 28, 2006

Novacea acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to remove acronyms that are not likely to be familiar to those reading Amendment No. 1 and that are not commonly found in general interest publications.

Prospectus Summary – page 1

7.	The chart at the bottom of page 1 repeats the information contained in the first paragraph of the summary. Since information should appear only once in the summary, and the chart is easier to read than the narrative, we suggest that you revise the first paragraph to delete the repetitive information.

In accordance with the Staff’s comment, Novacea has revised the disclosure in the first paragraph on page 1 of Amendment No. 1 accordingly to delete the repetitive information.

8.	In the second paragraph of page 2, the next to last paragraph of page 2, the first paragraph of page 3 and the fifth paragraph of page 3 you present statistical and market share information related to your proposed products. Please provide us with a copy of the document(s) containing the information you are relying on as support for these statements. Mark the copy of the document to show the location of each piece of information you are relying on. Provide similar factual support for all similar claims made throughout the registration statement. We may have additional comments after reviewing the supporting documents.

Novacea acknowledges the Staff’s comment and is supplementally providing to the Staff copies of the applicable portions of Amendment No. 1 that are based upon third-party sources and the citations for those estimates and statistics. For the Staff’s convenience, each statistic or estimate is numerically keyed to the supporting source for that statistic or estimate.

Risk Factors - page 7

We have tested the efficacy of DN-101 in combination with Taxotere in AIPC patients at a single dosing level. We do not currently know the minimum efficacious dose of DN-101. – page 9

9.	It seems that the significant risk and consequence is that the required dose is significantly low that physicians will be able to substitute alternative formulations of calcitrol as an alternative to DN-101. Please revise your risk factor heading to include this information.

Novacea has revised the disclosure in the risk factor on page 9 of Amendment No. 1, revising the heading to the risk factor to include additional disclosure in response to the Staff’s comment.

United States Securities and Exchange Commission

March 28, 2006

If our competitors develop and market products that are more effective, safer or less expensive than our future product candidates, our commercial opportunities will be negatively impacted. - page 13

10.	In the last paragraph of this risk factor you refer to “other vitamin D analogs,” but it is unclear what you are referring to. Are your proposed products vitamin D analogs? Please explain what this term refers to and indicate whether your products fall within this category. Explain the significance of this category and how these products affect your proposed products. Also explain what a “hyperproliferative disease” is.

Novacea has revised the disclosure in the risk factor on page 14 of Amendment No. 1 to include additional disclosure in response to the Staff’s comment. In particular, Novacea has explained the reference to “other vitamin D analogs” and Novacea has provided additional disclosure regarding “hyperproliferative disease.” Novacea advises the Staff that its products are not vitamin D analogs and Novacea has revised its disclosure to reduce and ambiguity in this respect.

Use of Proceeds - page 29

11.	Please refer to Item 504 of Regulation S-K. You need to significantly expand the information included in the third paragraph of the discussion to identify the specific research and potential products that you will use the proceeds for. Disclose the specific amounts that you intend to spend on each of the identified uses and how far along the development spectrum that you anticipate the proceeds will enable you to go. Disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

Novacea cannot with sufficient certainty provide estimates of the amount of proceeds to be allocated to each specific intended use due to the inherent uncertainty in Novacea’s business and, specifically, the clinical trial and research and development process. The principal factors resulting in this uncertainty are: the rate of progress of Novacea’s clinical trials; costs associated with establishing a sales force and commercialization capabilities; costs and timing of seeking and obtaining FDA and other non-U.S. regulatory approvals; costs to maintain, defend and expand the scope of Novacea’s intellectual property portfolio; costs to hire additional management and scientific and medical personnel; the effect of competing technological and market developments; and the economic and other terms and timing of Novacea’s existing licensing arrangements and any collaboration, licensing or other arrangements into which Novacea may enter in the future. Due to the uncertainties described above, Novacea believes that estimates of the approximate amount of the net proceeds from the offering to be used for the specified purposes could be inaccurate and therefore misleading to potential investors. Accordingly, Novacea previously indicated in the Registration Statement on page 30 that:

“The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and any additional product candidates we may license.” and

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March 28, 2006

“We have not made specific plans with respect to the remaining proceeds of this offering and, therefore, cannot specify all particular uses for the net proceeds. Accordingly, our management will have broad discretion over the use of the net proceeds in this offering.”

Novacea acknowledges the Staff’s comment and to further ensure that prospective investors understand the uncertainties Novacea faces in estimating its use of net proceeds from the offering, Novacea has revised the disclosure on page 27 of Amendment No. 1 to include a specific risk factor regarding Novacea’s use of the proceeds of the offering entitled “We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.” Novacea believes that the existing disclosure in the Registration Statement concerning the use of a majority of the net proceeds of the offering, as well as existing risk factor disclosure detailing the principal factors that impact clinical trial timing and cost contained in the Registration Statement, when coupled with the new risk factor included on page 27 indicating Novacea’s substantial discretion over the use of net proceeds, provides prospective investors with the material information necessary to understand the general purposes of the offering and the risks related to how the proceeds of the offering will be utilized.

Novacea cannot with sufficient certainty provide estimates of the amount of additional funding that will be necessary to achieve the purposes it has identified due principally to those factors identified above. Novacea has provided disclosure regarding the uncertainties identified above in a risk factor on page 13 entitled “We will require substantial additional funding which may not be available to us on acceptable terms, or at all.” Novacea believes that the disclosure on page 13, when coupled with the additional disclosure in Amendment No. 1 regarding risks related to Novacea’s use of proceeds, provides prospective investors with the material information necessary to understand the factors that will determine Novacea’s need for additional funding and the risks related to obtaining such additional funding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Research and Development Expenses, page 34

12.	Please expand your disclosure to discuss the risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the projects are not completed timely.

Novacea acknowledges the Staff’s comment and has revised its disclosure on page 34-35 of Amendment No. 1 to discuss, to the extent determinable or estimable, the risks and uncertainties associated with completing development of Novacea’s lead product candidates on schedule, including the consequences to Novacea’s operations, financial position and liquidity if the development of its product candidates is not timely completed. Novacea believes that this revised disclosure, when coupled with the existing disclosure in the Registration Statement regarding risk factors relating to clinical trial timing, including the specific risk factors related to the development of Novacea’s lead product candidate, DN-101, and the risk factor entitled “Our drug development activities could be delayed or stopped,” provides prospective investors with the material information necessary to understand the factors that impact Novacea’s ability

United States Securities and Exchange Commission

March 28, 2006

to complete product candidate development on schedule and the risk related to failure to timely complete product candidate development.

Critical Accounting Policies, page 36

13.	Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. Consistent with Section V of Financial Report Release 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, please consider the following disclosures:

a.	Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
b.	Specifically address why your accounting estimates or assumptions bear the risk of change.
c.	Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
d.	Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Novacea has revised the disclosure on pages 36-37 of Amendment No. 1 to include additional disclosure in response to the Staff’s comment.

Obligations and Commitments – page 41

14.	Please refer to the first full paragraph at the top of page 43. It is unclear whether the figures in the table represent your aggregate obligations under all of your license agreements, or just a single one. Please revise the table so that it includes the aggregate amounts you are obligated to pay under each of your material agreements. Also, please separate your minimum, royalty obligations from the milestone payments. If you reasonably anticipate making any milestone payments during the current fiscal year, please include a discussion of the circumstances requiring the payment, as well as the amount of the anticipated payment. Similarly, revise the discussion of these agreements in the Business section to include a quantified discussion of these terms.

Novacea has revised the disclosure on page 43 of Amendment No. 1 to include additional disclosure in response to the Staff’s comment. In particular, to the extent amounts were estimable, Novacea revised the table to provide separate disclosure regarding estimated aggregate royalty and milestone payments. In addition, to the extent amounts were estimable, Novacea identified milestone payments that it anticipates making during the current fiscal year.

United States Securities and Exchange Commission

March 28, 2006

Novacea has reviewed the disclosure in the Business section of the Registration Statement regarding the potential milestone payment obligations under each of its material agreements. Given the expanded disclosure Novacea has provided in the table described above with respect to the aggregate amount of potential royalty and milestone payments under its material agreements, Novacea believes it is not necessary to individually disclose the amount of all potential future payments under each of its material agreements. Furthermore, Novacea has separately requested confidential treatment with respect to such financial terms appearing in each of its material agreements and respectfully requests that the Staff consider the revised disclosure in Amendment No. 1 together with Novacea’s request for confidential treatment that was previously submitted to the Staff.

15.	In the discussion of the license obtained from the University of Pittsburg, you have disclosed that you are obligated to issue additional shares of common stock in certain circumstances. Please disclose the aggregate number of shares you may be obligated to issue. Similarly revise the discussion of this agreement in the business section.

In accordance with the Staff’s comment, Novacea has revised the disclosure regarding the license obtained from the University of Pittsburgh to include the aggregate number of shares of common stock that Novacea may be obligated to issue to the University of Pittsburgh.

16.	You have stated that many of these agreements expire upon the expiration of the last to expire patent. For each agreement, disclose when the last to expire patent is scheduled to expire. Similarly revise the discussion of these agreements in the business section.

Novacea acknowledges the Staff’s comment and supplementally advises the Staff that it believes it has disclosed the material termination provisions of each of its material agreements to the extent presently ascertainable. Certain termination provisions in Novacea’s license agreements with KuDOS Pharmaceuticals Limited (“KuDOS”), Oregon Health & Science University (“OHSU”), Pierre Fabre Medicament S.A. (“PF”) and the University of Pittsburgh (“Pitt”) are linked to the expiration of the last to expire of the licensed patents. In some cases termination is also linked to the date of first commercial sale of a product covered by one or more of the licensed patents.

For example, Novacea’s license agreement with PF demonstrates why additional disclosure is impractical and could mislead potential investors. The term of the PF license agreement expires upon the expiration of the “Royalty Term,” which is defined to mean:

“…on a country-by-country basis, the period of time from the Date of Launch (or, if earlier, from the first sale of a Licensed Product or Improvement on a name patient basis) of a Licensed Product or an Improvement in a given country … until the date which is the later of: (i) the expiration of the last to expire of any Valid Claim in such country (as extended by any extensions of any nature to any Pierre Fabre Patent covering the Licensed Product or any Improvement that have been obtained under applicable Legal Requirements in the respective countries …

United States Securities and Exchange Commission

March 28, 2006

or (ii) the end of the tenth (10th) Commercial Year following the Date of Launch of such Licensed Product or Improvement in such country.”

“Pierre Fabre Patent” (the licensed patent rights under this agreement) is defined to mean:

“(i) the Softgel Patents [i.e. existing patent rights listed on an exhibit appended to this agreement] and (ii) all Patents now or hereafter owned or controlled by Pierre Fabre to the extent necessary or useful for the development, use, offer for sale or sale (but not manufacture) of the Compound, Licensed Product and/or Improvements in the Field[.]”

In other words, the PF license agreement expires upon the later of (i) the expiration of the last to expire of a potentially large category of patents, some of which do not yet exist, and (ii) 10 years after the first sale of a product candidate that has not yet been approved for sale in the territories covered under the PF license agreement, and which may never be sold. Novacea’s license agreement with KuDOS is substantially similar and both agreements are, in this regard, typical of agreements of this sort in the biotechnology industry.

Novacea’s license agreements with Pitt and OHSU both contain provisions that are linked to the expiration of patent rights, but not to product sales. For example, the OHSU license agreement expires upon the expiration of the last of the “Licensed Patent Rights,” which is defined to mean:

“(a) [certain US and foreign patent applications and patents listed in Appendix A of the agreement] or subsequently added to Appendix A by agreement of the parties, all divisions and continuations of these applications, all patents issuing from such applications, division, and continuations, and any reissues, re-examinations, and extensions of all such patents;

(b) and to the extent that the following contain one or more claims directed to the Invention or Inventions claimed in a) above: (i) continuations-in-part of a) above; (ii) all divisions and continuations of these continuations-in-part; (iii) all patents issuing from such continuations-in-part, divisions and continuations; and (iv) any reissues, re-examinations, and extensions of all such patents.”

In other words, the term of the OHSU agreement is linked to the term of patents, some of which may not yet exist, and to administrative or judicial modifications of such patents (e.g. re-examinations by the US Patent and Trademark Office or reissues) which may or may not occur and which may be out of the control of Novacea. The definition of “Patent Rights” in Novacea’s license agreement with Pitt is substantially similar.

Because the term of each of the license agreements described above is linked to future events (e.g. product approvals, addition of new patents and re-examinations of existing patents) that, in whole or part, are outside of Novacea’s control, Novacea believes that any further statement purporting to quantify the term of these agreements would be highly speculative and could mislead investors with respect to the likely duration of such agreements.

United States Securities and Exchange Commission

March 28, 2006

License and Collaboration Agreements – page 57

17.	Please expand the discussion of each of these agreements to include the material provisions of each agreement. The disclosure should also be quantified to the extent practicable. Your current descriptions are also too vague to be meaningful. For example, readers are unlikely to know what you are referring to when you say that an agreement contains “customary termination provisions.” Please revise the discussion to be specific.

Novacea has revised the disclosure to include additional disclosure regarding the material provisions of Novacea’s agreements in response to the Staff’s comment. Please refer to pages 57-61 of Amendment No. 1. With respect to “customary termination provisions”, Novacea reviewed each of its material agreements and believes that it has specifically identified and disclosed the material termination provisions of each of its material agreements. Furthermore, Novacea believes that describing common termination provisions, such as termination following a material breach of an agreement or the initiation of bankruptcy proceedings on behalf of a party to an agreement, could divert a potential investor’s attention from the material termination provisions Novacea has identified and disclosed.

Manufacturing – page 67

18.	Please expand the discussion in the next to last paragraph of page 67 to explain the significance of Pierre Fabre’s agreement with Cardinal Health.

Novacea has revised the disclosure on page 68 of Amendment No. 1 to include additional disclosure regarding the significance of the agreement between Pierre Fabre Medicament S.A. and Cardinal Health, Inc. in response to the Staff’s comment.

Financial Statements, page F-1

19.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Novacea acknowledges the Staff’s comment and has updated the financial statements beginning on page F-1 accordingly.

Notes to Financial Statements

Note 6, Licensed Technology, page F-19

20.

We note that the various license agreements discussed in this note obligate you to make milestone payments based on the development of the licensed technology. Please explain to us why you did not include the aggregate amounts and the key events that might obligate you to make these payments under the terms of these agreements in this note and where you discuss this agreement in other portions of the document such as on page 57 under the heading “License and Collaboration Agreements”. Also explain to us why you were unable to estimate the timing of the

United States Securities and Exchange Commission

March 28, 2006

potential milestone obligations where you discuss contractual obligations on page 41. Finally, please expand your disclosure in the notes to include the termination provisions of each of the license agreements, similar to page 57.

Novacea acknowledges the Staff’s comment. With respect to the potential milestone obligations appearing on pages 41-42 of the Registration Statement, Novacea has revised its disclosure in response to the Staff’s comment. We refer you to Novacea’s response to the Staff’s comment 14. With respect to the potential milestone obligations owing under each of Novacea’s material agreements, given the expanded disclosure Novacea has provided in response to the Staff’s comment 14 above, Novacea believes it is not necessary to individually disclose the amount of all potential future payments under each of its material agreements. Novacea has separately requested confidential treatment with respect to such financial terms appearing in each of its material agreements and respectfully requests that the Staff consider the revised disclosure in Amendment No. 1 together with Novacea’s request for confidential treatment that was previously submitted to the Staff. With respect to the termination provisions of each of the licensing agreements, Novacea refers you to its response to the Staff’s comment 17.

With respect to disclosure of potential milestone payments in Note 6 to Novacea’s financial statements – Licensed Technology, the potential milestones and royalty obligations payable to each of KuDOS, OHSU, PF and the Pitt are contingent on future events for which the Company has no contractual performance obligations. Given the stage of the clinical trials for AQ4N and vinorelbine oral, the recent commencement of the Phase 3 clinical trial for DN-101, the unpredictability of the results to be derived from these clinical trials, and the significant administrative and timing obstacles to the successful implementation of Novacea’s sales and marketing initiatives, Novacea determined that as of December 31, 2005, the occurrence of future milestones was not probable and the related payment amounts were not reasonably estimable.

As Novacea progresses through the development of its product candidates, it will continue to evaluate the likelihood of milestone events occurring. In the event that the likelihood of achievement of milestones triggering material payment obligations becomes probable and the related amounts reasonably estimable, Novacea will, in future filings, include appropriate accounting for and disclosure of the amount and timing of the related milestone payments.

United States Securities and Exchange Commission

March 28, 2006

Convertible Preferred Stock, page F-21

21.	Please tell us how you determined that the convertible preferred stock should not be classified as a liability under SFAS 150.

Novacea acknowledges the Staff’s comment. Novacea is required to redeem the outstanding shares of convertible preferred stock only upon a “liquidation, change in control or sale or license of all or substantially all of the assets of the Company.” As these redemption events could be outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities and SEC ASR 268. Further, the Company has also elected not to adjust the carrying values of the preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made if it becomes probable that such redemption will occur. The Company has also considered SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, and concluded that since the preferred shares are not mandatorily redeemable, i.e., are only contingently redeemable given that the redemption event is not certain to occur, the shares should not be accounted for as a liability as of December 31, 2005.

Stock Option Plan, page F-22

22.	To enable us to better understand your accounting for the stock option plan, provide us with an itemized chronological schedule detailing each issuance of common stock and by you from January 1, 2004 and through the date of your response. Include the following information for each issuance or grant:

•	Number of shares issued or issuable in the grant
•	Purchase price or exercise price per share
•	Any restriction or vesting terms
•	Your estimate of fair value
•	How you determined fair value
•	The identify of the recipient and the relationship to Novacea
•	The nature of any concurrent transactions with the recipient
•	Any recorded compensation element

Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock. If a valuation was used to determine fair value, tell us whether the valuation was contemporaneous or retrospective and if the valuation specialist was a related party. Also, progressively bridge your fair market value per share determinations in calendar year 2005 to the current estimated IPO price per share. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we will defer evaluation of stock-based

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compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Novacea acknowledges the Staff’s comment and is providing its response in a supplemental memorandum to the Staff.

Note 10 – Subsequent Events, page F-26

23.	Provide us your consideration of recognizing a beneficial conversion option related to the preferred stock issued in December 2005 and January 2006. Refer to EITF 00-27.

Novacea acknowledges the Staff’s comment. The convertible preferred stock issued in December 2005 and January 2006 was sold at $2.50 per share, which exceeded the most recent reassessed fair value of the common stock (as of November 30, 2005 at $2.25 per share). There was no intrinsic value associated with the issuance of the convertible preferred stock in December 2005 and January 2006, and there were no other separate instruments issued with the convertible preferred stock, such as warrants. Therefore, the Company concluded that there was no beneficial conversion option associated with the convertible preferred stock issuance.

* * * *

Novacea respectfully advises the Staff that Novacea currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 2 to the Registration Statement, and plans to commence its road show as soon thereafter as practicable. In light of Novacea’s desired schedule, Novacea would very much appreciate the Staff’s prompt review of Amendment No. 1 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-3091 or Mark Roeder of this firm at (650) 463-3043.

Very truly yours,

/s/ Gregory T. Kerber

Gregory T. Kerber

of Latham & Watkins LLP

Enclosures

cc:	Bradford S. Goodwin, Novacea, Inc.
Edward C. Albini, Novacea, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Mark V. Roeder, Esq., Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Emmeline L. Graham, Davis Polk & Wardwell LLP
Peter M. Lamb, Davis Polk & Wardwell LLP